GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended August 31, 2021 and 2020

(Unaudited)

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ Canadian)	August 31, 2021	November 30, 2020
ASSETS	(Unaudited)

Current
Cash	$13,079,212	$660,686
Amounts receivable (Note 5)	2,070,799	381,749
Prepaid expenses and deposits	137,930	109,142
Other investments (Note 9(b))	62,635	62,635
Other current assets (Note 10)	674,711	-
Total current assets	16,025,287	1,214,212

Long-term	4,711,340
Equipment (Note 6)		1,419
Intangibles (Note 7)	23,769,406	2,361,567
Goodwill (Note 7)	4,863,693	2,258,109
Right-of-use asset (Note 12)	3,643,165	-
Reclamation deposits (Note 8)	339,874	338,606
Other investments (Note 9(a))	1	-

Total assets	$53,352,766	$6,173,913

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 17)	$2,537,107	$845,273
Deferred revenue	236,078	104,630
Deferred consideration on acquisition of Code Red (Note 4(a))	335,000	-
Current portion of lease liability (Note 12)	366,341	-
Loan payable (Note 11)	529,292	-
Total current liabilities	4,003,818	949,903

Deferred consideration on acquisition of Code Red (Note 4(a))	-	335,000
Long term loan (Note 18)	60,000	40,000
Reclamation provision (Note 8)	323,933	323,933
Lease liability, net of current portion (Note 12)	3,536,082	-
Deferred tax liability	5,715,889	464,000
Total liabilities	13,639,722	2,112,836

SHAREHOLDERS' EQUITY
Common shares (Note 13(b))	59,051,637	6,340,328
Share based payments reserve (Note 14)	3,402,371	718,951
Contingently issuable shares (Notes 4(b) and 4(d))	297,895	-
Warrants (Note 15)	6,100,133	827,461
Accumulated other comprehensive income	523,232	884
Accumulated deficit	(29,741,742)	(3,826,547)
Equity attributable to owners of the parent	39,633,526	4,061,077
Non-controlling interest (Note 16)	79,518	-
Total Shareholders' Equity	39,713,044	4,061,077

Total liabilities and shareholders' equity	$53,352,766	$6,173,913

Nature of operations and going concern (Note 1)

Contingencies and commitments (Notes 1, 8 and 18)

Subsequent events (Note 21)

Approved by the Board of Directors on October 29, 2021

"KEVIN WRIGHT", Director                    "PAUL LEBREUX", Director

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) AND COMPREHENSIVE (LOSS)

(Unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
($ Canadian)	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020

Revenue	$2,464,906	$-	$4,616,977	-

Cost of sales	1,777,869	-	3,539,639	-
Gross profit (Note 16)	687,037	-	1,077,338	-
Expenses
Salaries, consulting and management fees (Note 17)	1,546,495	10,000	3,390,577	196,632
Player compensation	362,903	-	362,903	-
Professional fees	500,144	(19,846)	920,195	13,964
General office expenses	490,405	36	656,326	2,294
Selling and marketing expenses	798,381	-	1,099,170	-
Travel expenses	237,664	-	360,507	-
Shareholder communications and filing fees	41,672	-	163,571	10,000
Interest expense	156,880	4,267	158,369	10,040
Bad debt expense	(2,178)	-	55,973	-
Foreign exchange loss	11,644	-	6,904	-
Change in provision for reclamation deposit (Note 8)	-	-	(95,288)	-
Share-based compensation (Note 14)	1,676,185	-	2,434,495	-
Transaction costs (Note 4(b) and (d))	5,871,448	-	15,013,268	-
Amortization (Notes 6, 7 and 12)	1,985,082	-	2,833,223	-
Total expenses	13,676,725	(5,543)	27,360,193	232,930

Loss for the period before income taxes	(12,989,688)	5,543	(26,282,855)	(232,930)
Income tax (recovery)	(179,835)	-	(405,164)	-
Loss for the period	(12,809,853)	5,543	(25,877,691)	(232,930)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	743,012	-	522,348	-

Total comprehensive loss for the period	$(12,066,841)	5,543	$(25,355,343)	$(232,930)

(Loss) profit for the period attributable to:
Owners of the parent	(12,841,601)	5,543	(25,915,195)	(232,930)
Non-controlling interest	31,748	-	37,504	-
	$(12,809,853)	5,543	(25,877,691)	$(232,930)
Basic and diluted net loss per share	$(0.07)	$0.00	$(0.22)	$(0.01)
Weighted average number of common shares outstanding - basic and diluted	191,051,221	20,000,000	117,061,379	20,000,000

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited)

					Contingently	Accumulated
					Issuable	other	Non-
			Contributed		Shares and	comprehensive	Controlling	Accumulated	Shareholders'
($ Canadian)	Common Shares		Surplus	Warrants	Options	income	Interest	Deficit	Equity
	#	$	$	$	$	$	$	$	$
Balance, December 1, 2020	51,928,911	6,340,328	718,951	827,461	-	884	-	(3,826,547)	4,061,077
Issued on acquisition of Reciprocity (Note 4(b))	43,749,996	12,270,936	719,028	-	-	-	-	-	12,989,964
Contingent consideration on acquisition of Reciprocity (Note 4(b))	-	-	-	-	265,596	-	-	-	265,596
Contingent consideration on acquisition of Cut&Sew (Note 4(d))	-	-	-	-	32,299	-	-	-	32,299
Non-controlling interest acquired on acquisiton of Reciprocity (Note 4(b))	-	-	-	-	-	-	42,014	-	42,014
Issued on acquisition of Complexity (Note 4(c))	83,328,750	21,526,090	-	-	-	-	-	-	21,526,090
Issued on acquisition of Cut&Sew (Note 4(d))	2,000,000	523,913	-	-	-	-	-	-	523,913
Private placement (Note 13(b))	61,581,477	20,332,641	-	4,681,579	-	-	-	-	25,014,220
Share issuance costs (Note 13(b))	-	(2,517,373)	-	-	-	-	-	-	(2,517,373)
Broker warrants (Note 15)	-	-	-	591,093	-	-	-	-	591,093
Options granted (Note 14(a))	-	-	1,913,719	-	-	-	-	-	1,913,719
Option exercise (Note 14(a))	312,766	180,102	(75,102)	-	-	-	-	-	105,000
Restricted share units (Note 14(b))	-	-	520,775	-	-	-	-	-	520,775
RSUs exercised (Note 14(b))	1,000,000	395,000	(395,000)	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	522,348	-	-	522,348
Net (loss) profit for the period	-	-	-	-	-	-	37,504	(25,915,195)	(25,877,691)
Balance, August 31, 2021	243,901,900	59,051,637	3,402,371	6,100,133	297,895	523,232	79,518	(29,741,742)	39,713,044

Balance, December 1, 2019	20,000,000	513,735	2,639	-	-	-	-	(263,110)	253,264
Net loss for the period	-	-	-	-	-	-	-	(232,930)	(232,930)
Balance, August 31, 2020	20,000,000	513,735	2,639	-	-	-	-	(496,040)	20,334

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended	Nine months ended
($ Canadian)	August 31, 2021	August 31, 2020

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net (loss)	$(25,877,691)	$(232,930)
Adjustment for:
Income tax recovery	(405,164)	-
Transaction costs (Note 4(b))	13,017,132	-
Share-based compensation (Note 14)	2,434,495	-
Gain on forgiveness of small business loan (Note 18)	(630,151)	-
Interest expense (Notes 10 and 12)	154,313	10,040
Amortization (Notes 6, 7 and 12)	2,833,223	-
	(8,473,843)	(222,890)
Net change in non-cash working capital	(188,790)	31,950
Net cash flow from operating activities	(8,662,633)	(190,940)

FINANCING ACTIVITIES
Proceeds received from long term loan (Note 18)	20,000	250,000
Repayment of loans	(484,270)	(82,390)
Principal reduction in lease liability	(110,738)	-
Private placement (Note 13(b))	25,014,220	-
Share issue costs (Note 13(b))	(1,926,280)	-
Proceeds from option exercise Note 14(a))	105,000	-
Net cash flow from financing activities	22,617,932	167,610

INVESTING ACTIVITIES
Cash acquired on acquisition of Complexity (Note 4(c))	538,385	-
Acquisition of Cut & Sew shares (Note 4(d))	(3,000,000)	-
Acquisition of Code Red shares (Note 4(a))	-	(267,500)
Cash acquired on acquisition of Cut & Sew (Note 4(d))	396,251	-
Cash acquired on acquisition of Reciprocity (Note 4(b))	516,236	-
Equipment purchase (Note 6)	(26,950)	-
Net cash flow from investing activities	(1,576,078)	(267,500)

Effect of exchange rate changes on cash	39,305	-
CHANGE IN CASH	12,418,526	(290,830)
CASH, beginning of the period	660,686	322,143
CASH, end of the period	$13,079,212	$31,313

SUPPLEMENTAL INFORMATION:
Value of shares issued on acquisition of Reciprocity	$12,270,936	$-
Value of options issued on acquisition of Reciprocity	719,028	-
Value of shares issued on acquisiton of Cut & Sew	523,913	-
Value of shares issued on acquistion of Complexity	21,526,090	-
Value of broker warrants issued	591,093	-
Right of use asset and lease liability at modification of lease	2,154,172	-
Interest paid	4,056	-

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

1.  NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the "Company" or "GameSquare") is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada. GameSquare changed its name from Magnolia Colombia Ltd. on September 30, 2020.

GameSquare is focused on the high growth esports market. The Company bridges the gap between global brands and the large gaming and esports communities. GameSquare does this by signing top-tier talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse takeover transaction with GameSquare (Ontario) Inc. and on December 1, 2020 completed the amalgamation of GameSquare (Ontario) Inc. and GameSquare. On October 2, 2020, the Company acquired all the outstanding shares of Code Red Esports Ltd. ("Code Red"). On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. ("Reciprocity"). On June 30, the Company acquired all the issued and outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) ("Complexity"). On July 27, the Company acquired 100% of the issued and outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) ("Cut+Sew"). The Company is traded on the Canadian Securities Exchange (CSE) under the symbol "GSQ".

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Stetson Oil & Gas Corporation, Reciprocity, Code Red, Complexity and Cut+Sew. On May 3, 2021, Stetson Oil & Gas Corporation was dissolved.

The accompanying condensed interim consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the condensed interim consolidated financial statements. Such adjustments could be material.

As at August 31, 2021, the Company had working capital of $12,021,469 (November 30, 2020 - $264,309). The Company's continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company's ability to continue as a going concern.

2.  BASIS OF PRESENTATION

The accompanying condensed interim consolidated financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required in full annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended November 30, 2020. Readers should also review the reverse takeover transaction filing statement dated September 30, 2020.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2021.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended November 30, 2020 with the addition of the following new accounting standard.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards

Effective December 1, 2020, the Company adopted the following new accounting standard.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. This new standard did not have any material impact on the Company's condensed interim consolidated financial statements.

4. ACQUISITIONS

a) Acquisition of Code Red

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red. Code Red is a private company incorporated in England and Wales that operates an esports agency representing on screen talent, influencers and players in Europe and throughout the world. GameSquare is focused on the esports market and has been seeking to acquire additional assets and entities serving the esports market and more broadly in sports and entertainment. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Code Red, the assets and liabilities were consolidated into the Company's financial statements. The assets consisted primarily of cash, amounts receivable, prepaid expenses, equipment and intangibles (customer relationships and brand name). The liabilities assumed consisted of accounts and taxes payable, deferred tax liability and deferred revenue.

As consideration for the acquisition, the Company paid $2,490,000 in cash and issued 9,300,000 shares of its common stock with an estimated fair value of $1,735,473 based on the value allocated to common shares issued in the October 2, 2020 private placement. The cash deferred portion of $185,000 is due on, or before, December 31, 2021. In addition, the Company owes bonuses of $150,000 to consultants of the Company, related to the closing of the acquisition, included in deferred consideration in the consolidated statements of financial position.

The following table summarizes the consideration for the acquisition:

Cash	$2,490,000
Cash deferred portion	185,000
Fair value of shares issued	1,735,473
$4,410,473

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

4. ACQUISITIONS (continued)

a) Acquisition of Code Red (continued)

The following table summarizes the accounting estimates of the acquisition with a purchase price of $4,410,473:

Cash	$251,839
Amounts receivable	474,201
Prepaid	17,589
Fixed assets	1,411
Customer relationships	1,644,000
Brand name	799,000
Accounts payable and accruals	(374,797)
Taxes payable	(9,152)
Deferred tax liability	(464,000)
Deferred revenue	(187,727)
2,152,364

Goodwill	$2,258,109

Preliminary accounting estimate of net assets acquired	$4,410,473

Revenues and net loss during the nine months ended August 31, 2021 were $3,250,067 and $289,162, respectively (year ended November 30, 2020, $488,774 and $7,223).

b) Acquisition of Reciprocity

On March 16, 2021, the Company acquired 100% of the issued and outstanding shares of Reciprocity, a privately held gaming and esports company. Reciprocity, in turn, owns 100% of Reciprocity Corp of Nevada, Inc. and GCN Inc. In addition, Reciprocity holds a 40% interest in Biblos Gaming S.A. de C.V.

As consideration for the acquisition, the Company issued 43,749,996 of its common shares with an estimated fair value of $12,270,936 to certain shareholders of Reciprocity and 3,000,000 options of the Company with and estimated fair value of $719,028 to option-holders of Reciprocity. The consideration shares are subject to a 12-month lock-up period, a third of which will be released every four months following the closing date of March 16, 2021.

Certain Reciprocity shareholders will also be entitled to receive (i) 5.255 million common shares of the Company if the Reciprocity business generates a minimum of USD$5 million of revenue and USD$1 million of net earnings before interest, taxes, and depreciation and amortization ("EBITDA") within 12 months of the acquisition date of March 16, 2021 (the "Acquisition Date") and (ii) 9 million Common Shares if the Reciprocity business generates a minimum of USD$7 million of revenue and USD$1.4 million of EBITDA. Finally the Company has agreed to grant or issue (i) up to 6,168,000 options to certain Reciprocity securityholders exercisable for 24 months to acquire an equal number of Common Shares at an exercise price of $1.00 per share if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date and (ii) up to 3,725,000 common shares to certain Reciprocity securityholders if certain performance targets of Reciprocity are achieved 12 months and 24 months following the Acquisition Date. The estimated fair value of the contingent consideration at the date of acquisition was $265,596.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

4. ACQUISITIONS (continued)

b) Acquisition of Reciprocity (continued)

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued (i)	$12,270,936
Estimated fair value of options issued (ii)	719,028
Contingent consideration	265,596

$13,255,560

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $13,255,560:

Cash	$516,236
Amounts receivable	263,363
Prepaids	9,993
Equipment	11,861
Customer relationships	6,630,000
Brand name	868,000
Investment	1
Accounts payable and accrued liabilities	(985,290)
Loan payable	(685,025)
Related party loan	(311,375)
Deferred tax liability	(2,159,000)
Non-controlling interest	(42,014)

4,116,750

Excess of purchase price over fair value of assets acquired (expensed)	9,138,810

$13,255,560

(i) The estimated fair value of the shares issued was based on the brokered financing price as completed by GameSquare on March 4, 2021 at $0.42 per unit (allocated 33 cents to the common shares and 9 cents to the warrants) with a 15% liquidity discount based on trading restrictions.

(ii) The estimated fair value of 3,000,000 options issued with a weighted average exercise price of $0.40 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free rate of 0.31%, expected volatility of 100%, based on historical volatility of comparable companies, and an estimated life of 2 years and an expected dividend yield of 0%.

Revenues and net loss during the nine months ended August 31, 2021 were $910,782 and $1,143,676, respectively.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

4. ACQUISITIONS (continued)

c) Acquisition of Complexity

On June 30, 2021, the Company acquired 100% of the issued and outstanding shares of Complexity, one of America's premier and longest standing esports organizations. As consideration for the acquisition, the Company issued 83,328,750 common shares of the Company with a fair value of $21,526,090 to former shareholders of Complexity. The shares are subject to a 180 day trading hold post the closing date of June 30, 2021.

The following table summarizes the consideration for the acquisition:

Estimated fair value of shares issued (i)	$21,526,090

$21,526,090

(i) The estimated fair value of the shares issued was based on the brokered financing price as completed by GameSquare on July 22, 2021 at $0.40 per unit (allocated 33 cents to the common shares and 7 cents to the warrants) with a 21.7% liquidity discount based on trading restrictions.

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $21,526,090:

Cash	$538,385
Amounts receivable	112,319
Other current assets	1,674,262
Fixed assets	4,704,833
ROU asset	1,468,753
Brand name	7,225,702
League membership	7,994,130
Accounts payable and accrued liabilities	(608,069)
Lease Liability	(1,644,856)
Loans	(621,526)
Deferred tax liability	(3,196,165)

17,647,768

Excess of purchase price over fair value of assets acquired (expensed)	3,878,322

$21,526,090

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

4. ACQUISITIONS (continued)

d) Acquisition of Cut+Sew

On July 27, 2021, the Company acquired 100% of the issued and outstanding shares of Cut+Sew, a privately held marketing agency operating in the sports and esports industries. Management determined that this acquisition meets the definition of a business under IFRS 3 and therefore the transaction is a business combination.

As consideration for the acquisition, the Company paid $3,000,000 in cash and issued 2 million of its common shares with an estimated fair value of $523,913.

Additionally, certain members of Cut+Sew also became entitled to receive (i) up to $1,250,000 paid in common shares of the Company and up to $150,000 paid in cash if Cut+Sew generates up to US$1.0 million of EBITDA in the 12 months following the closing of the acquisition, and (ii) up to $2,210,000 paid in common shares of the Company and up to $240,000 paid in cash if Cut+Sew generates EBITDA of up to US$1.5 million in the period of 12 to 24 months following the Closing, for a maximum consideration of up to $7.85 million paid in cash and common shares. The estimated fair value of the contingent consideration at the date of acquisition was $32,299.

The following table summarizes the consideration for the acquisition:

Cash	$3,000,000
Estimated fair value of shares issued (i)	523,913
Contingent consideration - shares	32,299

$3,556,212

(i) The estimated fair value of the shares issued was based on the brokered financing price as completed by GameSquare on July 22, 2021 at $0.40 per unit (allocated 33 cents to the common shares and 7 cents to the warrants) with a 20.6% liquidity discount based on trading restrictions.

The following table summarizes the preliminary accounting estimates of the acquisition with a purchase price of $3,556,212:

Cash	$396,251
Amounts receivable	188,258
Prepaid expenses	5,795
Other current assets	11,320
Customer relationships	477,964
Brand name	515,698
Accounts payable and accrued liabilities	(159,330)
Deferred revenue	(63,023)
Long term debt	(96,553)
Deferred tax liability	(298,099)

978,281

Goodwill	2,577,931

$3,556,212

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

5.  AMOUNTS RECEIVABLE

Amounts receivable balances as at August 31, 2021 and November 30, 2020 consist of:

	August 31, 2021	November 30, 2020
Trade receivables	$1,717,658	$347,269
HST receivable	248,315	34,480
Other receivables	104,826	-
Balance, end of period	$2,070,799	$381,749

6.  EQUIPMENT

	Equipment	Building	Total

Cost:

Balance, December 1, 2020	$1,419	$-	$1,419
Acquisition of Reciprocity	11,861	-	11,861
Acquisition of Complexity	174,059	4,530,774	4,704,833
Additions	26,950	-	26,950
Effect of foreign exchange	5,592	95,142	100,734

Balance, August 31, 2021	$219,881	$4,625,916	$4,845,797

Depreciation:

Balance, December 1, 2020	$-	$-	$-
Effect of foreign exchange	3,659	13,983	17,642
Depreciation charge for the period	27,461	89,354	116,815

Balance, August 31, 2021	$31, 120	$103,337	$134,457

Net book value:
Balance, August 31, 2021	$188,761	$4,522,579	$4,711,340
Balance, December 1, 2020	$1,419	$-	$1,419

Cost:

Balance, December 1, 2019	$-	$-	$-
Acquisition of Code Red	1,411	-	1,411
Effect of foreign exchange	8	-	8

Balance, November 30, 2020	$1,419	$-	$1,419

Net book value:
Balance, November 30, 2020	$1,419	$-	$1,419
Balance, December 1, 2019	$-	$-	$-

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

7.  INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of August 31, 2021 are as follows:

	Customer		League
	relationships	Brand name	membership	Total

Balance, December 1, 2019	$-	$-	$-	$-
Acquisition of Code Red	1,644,000	799,000	-	2,443,000
Amortization	(54,800)	(26,633)	-	(81,433)

Balance, November 30, 2020	$1,589,200	$772,367	$-	$2,361,567

Acquisition of Reciprocity	6,630,000	868,000	-	7,498,000
Acquisition of Complexity	-	7,225,702	7,994,130	15,219,832
Acquisition of Cut & Sew	477,964	515,698	-	993,662
Amortization	(1,372,800)	(623,421)	(675,423)	(2,671,644)
Effect of foreign exchange	84,188	142,707	141,094	367,989

Balance, August 31, 2021	$7,408,552	$8,901,053	$7,459,801	$23,769,406

On October 2, 2020, the Company acquired all of the outstanding shares of Code Red (see Note 4(a)). The intangible assets acquired consisted of customer relationships and the Code Red brand name. On March 16, 2021, the Company acquired all of the outstanding shares of Reciprocity (see Note 4(b)). The intangible assets acquired consisted of customer relationships and the GCN brand name. On June 30, 2021, the Company acquired all of the outstanding shares of Complexity. The intangible assets acquired consisted of the Complexity brand name and its ties to the Dallas Cowboys and its league membership. On July 27, 2021, the Company acquired all of the issued and outstanding shares of Cut+Sew. The intangible assets acquired consisted of the Cut+Sew brand name and customer relationships.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 1, 2019	$-
Acquisition of Code Red	2,258,109

Balance, November 30, 2020	$2,258,109
Effect of foreign exchange	27,653
Acquisition of Cut & Sew	2,577,931

Balance, August 31, 2021	$4,863,693

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

8.  DEPOSITS AND RECLAMATION PROVISION

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the reclamation provision associated with the retirement of formerly owned oil and gas exploration properties (both operated and non-operated) in Alberta, Canada and North Dakota, USA:

Alberta
Balance, reclamation provisions, December 1, 2019	-
Acquisition of GameSquare/RTO (Note 17)	317,625
Change in estimates	6,308
Balance, reclamation provision, August 31, 2021 and November 30, 2020	$323,933

As at August 31, 2021, the Company had reclamation deposits of $339,874 held by the Alberta Energy Regulator ("AER"). On March 17, 2021, the Company received a notice of release on a Letter of Credit related to oil and gas mining leases in North Dakota. Management had previously considered the Letter of Credit uncollectible. As a result, the Company has recorded a recovery of $95,288 included in the condensed interim consolidated statements of loss and comprehensive loss related to the change in provision for the reclamation deposit.

The reclamation provision represents the present value of estimated costs totaling $323,933 for required future decommissioning and other site restoration activities in Alberta. The total future reclamation provision is estimated based on the Company's net ownership interest in all wells and facilities and the estimated costs to abandon and reclaim these wells and facilities.

The Company is not in compliance with all the regulations imposed by the AER. As long as the Company is not in compliance with the AER regulations, it may not drill or operate any oil and gas assets within the Province of Alberta. The Company is aware that the Alberta Orphan Well Fund has commenced reclamation activities at a number of the Company's former oil and gas exploration sites. The Company has not received any demand letters from the Orphan Well Fund requesting reimbursement for reclamation costs.

9.  OTHER INVESTMENTS

a) HangZhou Aijidi Culture and Creativity Co. Ltd. ("LGD").

On September 23, 2019, Reciprocity signed an agreement with HangZhou Aijidi Culture and Creativity Co. Ltd. ("LGD") whereby Reciprocity owns 49% of a newly incorporated entity and LGD owns 51%. On March 16, 2021, the Company acquired 100% of the outstanding shares of Reciprocity (see Note 4(b)). LGD is an esports organization that owns several esports teams in the People's Republic of China ("PRC"). The incorporation of the entity is for the purpose of operating a CrossFire Team and participate in the CrossFire franchise in the PRC. Reciprocity was required to contribute an additional RMB 2,324,000 ($448,997) in cash on or before March 31, 2020 to the entity. As at August 31, 2021, this amount has not yet been contributed. The investment is considered an investment subject to significant influence. As at the date of acquisition of Reciprocity of March 16, 2021 and at August 31, 2021, the Company assessed the carrying amount of its investment at $1 in consideration of losses sustained, expected recoverable values for the investment and the future direction of the Company.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

9.  OTHER INVESTMENTS (continued)

b) Irati Energy Corporation ("Irati")

Irati is a private company primarily focused on the development of its northern oil shale block located in Brazil.

At August 31, 2021, the Irati investment is being carried at fair value with changes in fair value recorded through profit and loss. The Company currently holds 1,252,710 Irati common shares valued at $0.05 per share. On February 1, 2021, the Company entered into an agreement with a private company to sell its investment in Irati for $62,635 or $0.05 per share. This agreement was subsequently terminated and the Company continues to hold the shares.

Financial Instruments - Level 3 Hierarchy

As at August 31, 2021, the Company's investment in Irati has been classified as Level 3 within the fair value hierarchy, where the investment is recorded at its estimated fair value based on a valuation technique that includes non-observable market inputs. On August 31, 2021, the Irati common shares were valued at $0.05 per common share. The key assumptions used in the valuation of these instruments on August 31, 2021 include (but are not limited to) the value at which a recent financing was done by Irati, company-specific information, trends in general market conditions, the share performance of comparable publicly-traded companies, and appropriate liquidity and marketability discount rates.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company's financial condition or operating results.

For those investments valued based on a recent financing, management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at August 31, 2021. A +/- 10% change in the fair value of these Level 3 investments as at August 31, 2021 will result in a corresponding +/- $6,200. The Company has applied a marketability discount of 0% to its non-public investments valued based on recent financing. Had the Company applied a marketability discount of 5%, it would have resulted in a corresponding discount of approximately $3,100. While this illustrates the overall effect of changing the values of the unobservable inputs by a set percentage, the significance of the impact and the range of reasonably possible alternative assumptions may differ significantly between investments, given their different terms and circumstances. The sensitivity analysis is intended to reflect the significant uncertainty inherent in the valuation of private investments under current market conditions, and the results cannot be extrapolated due to non-linear effects that changes in valuation assumptions may have on the estimated fair value of these investments. Furthermore, the analysis does not indicate a probability of changes occurring and it does not necessarily represent the Company's view of expected future changes in the fair value of these investments. Any management actions that may be taken to mitigate the inherent risks are not reflected in this analysis.

10.  OTHER ASSETS

Other assets consist of acquiring costs of players, other receivables, and deposits. Acquisition costs of players are amortized on a straight-line basis over the players' contract terms.

11. LOAN PAYABLE

The Company's loan payable bore an interest rate of 20% per annum and had a maturity date of February 13, 2021 which is one year from the date of issuance. On May 18, 2021, the loan was amended to reduce the interest rate to 10% per annum and extend the maturity date to March 31, 2022. During the nine months ending August 31, 2021, the Company accrued an interest expense of $16,694 and repaid principal and interest of $178,103. As at August 31, 2021, the principal and accrued interest were carried at $529,292.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

12.  LEASE

On June 30, 2021, the Company acquired Complexity (see Note 4(c)). Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expired in April 2024. The lease had a carrying amount of $1,468,753 at the date of acquisition of Complexity. During the nine months ended August 31, 2021, the lease was extended to April 2029 and the Company recognized an additional right-of-use asset and a lease liability in the amount of $2,154,172 related to the extension. The amortization charge during the period was $44,764.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company's incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the nine months ended August 31, 2021, the Company recognized $145,637 in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the nine months ended August 31, 2021 is as follows:

August 31, 2021

Balance, beginning of period	$-
Acquisition of Complexity	1,644,857
Modification/extension of lease	2,154,172
Cash outflows	(110,738)
Finance costs	145,637
Other comprehensive income due to foreign currency adjustment	68,496
$3,902,424

August 31, 2021

Lease Liability - current	$366,341
Lease Liability - non-current	3,536,083

$3,902,424

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

13.  CAPITAL STOCK

a) Authorized

 Unlimited common shares without par value

b) Common shares

13. CAPITAL STOCK

	Number of common shares	Amount
Balance as of November 30, 2019	20,000,000	$513,735
Shares issued on reverse take-over	9,996,011	1,865,356
Shares issued on acquisition of Code Red	9,300,000	1,735,473
Private placement	12,632,900	2,357,404
Share issue costs	-	(131,640)
Balance as of November 30, 2020	51,928,911	$6,340,328

Shares issued on acquisition of Reciprocity (Note 4(b))	43,749,996	12,270,936
Shares issued on acquisition of NextGen (Note 4(c))	83,328,750	21,526,090
Shares issued on acquisition of Cut&Sew (Note 4(d))	2,000,000	523,913
Private placements	61,581,477	20,332,641
Share issue costs	-	(2,517,373)
Options exercised	312,766	180,102
RSUs exercised	1,000,000	395,000
Balance as of August 31, 2021	243,901,900	$59,051,637

On October 2, 2020, the Company completed a reverse take-over transaction (see Note 20) and issued 9,996,011 common shares valued at $1,865,356 based on the price of the concurrent financing. In addition, options to purchase an aggregate of 223,276 common shares, valued at $16,030, were issued as replacement options for GameSquare options outstanding immediately prior to the transaction. The purchase price was allocated $63,846 to the assets and liabilities assumed (Note 20) with the remaining $1,817,540 recorded as transaction costs in the consolidated statements of loss.

In connection with the reverse take-over transaction detailed in Note 20, on October 2, 2020, the Company closed a financing of 12,032,900 units at a purchase price of $0.25 per unit for aggregate gross proceeds of $3,008,225. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. In connection with the financing, the Company paid finder's fees comprised of (i) $105,000 in cash and (ii) 420,000 broker warrants. The broker warrants will be exercisable for a period of two years from the date of issuance at a price of $0.40 per common share. See Note 15. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

Following the completion of the reverse take-over transaction, on October 2, 2020, the Company completed the acquisition of Code Red by issuing 9,300,000 shares of the Company at an estimated fair value of $1,735,473 based on the value of the concurrent private placement.

On November 17, 2020, the Company closed a non-brokered private placement financing issuing 600,000 units of the Company at a price of $0.25 per unit for gross proceeds of $150,000. Each unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.40 for a period of 24 months from issuance. See Note 15. The gross proceeds were prorated to common shares and warrants based on their relative fair values.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

13.  CAPITAL STOCK (continued)

b) Common shares (continued)

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per Unit for gross proceeds of $1,000,220 (the "Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional common share at an exercise price of $0.60 for a period of 36 months from issuance. In connection with the financing, the Company paid finder's fees of $1,470 and issued 166,703 finder warrants. Each finder warrant entitles the holder to acquire one Common Share at a price of $0.60 per Common Share for a period of 36 months following issuance. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 15.

On March 4, 2021, the Company closed a bought deal private placement financing and upsize led by Canaccord Genuity Corp., on behalf of a syndicate of underwriters (collectively, the "Underwriters") issuing 16,700,000 units of the Company for gross proceeds of $7,014,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.60 for a period of 36 months from the closing date of the Offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Offering, the daily volume weighted average trading price of the Company's common shares on the Canadian Securities Exchange is greater than $1.00 for the preceding five consecutive trading days.

As consideration for their services with respect to the Offering, the Underwriters received fees of $500,000, a cash commission of $490,980 and 1,169,000 warrants of the Company (the "Broker Warrants"), exercisable for a period of 36 months following the closing date, to acquire 1,169,000 Units of the Company. Each Unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable to purchase one common share of the company at an exercise price of $0.60 per common share for a period of 36 months from the Escrow Release Date. In addition, the Company incurred legal and other expenses totaling $159,995 in connection with the Offering.

On March 24, 2021, 212,766 options with exercise prices of $0.47 were exercised for gross proceeds of $100,000.

On July 6, 2021, 1,000,000 shares were issued on the exercise of RSUs (see Note 14(b).

On July 22, 2021, the Company closed a bought deal private placement offering led by Canaccord Genuity Corp. acted as lead underwriter on behalf of a syndicate of underwriters, issuing 21,250,000 units of the Company at a price of $0.40 per unit for gross proceeds of $8.5 million. Each Unit consists of one common share of the Company and one half of one purchase warrant. Each Warrant is exercisable for one common share at an exercise price of $0.60 per common share for a period of 24 months from the closing date of the offering, subject to the Warrant Acceleration Right (as defined below). If, at any time following the closing of the offering, the daily volume weighted average trading price of the common shares on the Canadian Securities Exchange is greater than $1.00 per common share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of such written notice and press release (the "Warrant Acceleration Right").

On July 22, 2021, the Company also closed a concurrent non-brokered private placement whereby the Jones family and the Goff family subscribed for an additional 21,250,000 units of the Company for gross proceeds of $8.5 million on the same terms as those in the bought deal private placement offering.

As consideration for the services rendered by the Underwriters in connection with the Offering, the Company has (i) paid the Underwriters a cash commission of $595,000, and (ii) issued an aggregate of 1,487,500 broker warrants. Each broker warrant is exercisable into that number of Units at an exercise price of $0.40 for a period of 36 months from the closing date. In addition, the Company incurred legal and other expenses totaling $178,835 in connection with the Offering.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

14.  SHARE BASED PAYMENTS

a) Options

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company's stock option plan (the "Option Plan") will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of $0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at August 31, 2021 and November 30, 2020 and changes during the periods then ended.

		Weighted average
	Number of stock options	exercise price
Balance, November 30, 2019	100,000	$0.05
Issued on acquisition of GameSquare	223,275	0.60
Cancelled	(137,931)	0.61
Granted	2,000,000	0.48
Balance, November 30, 2020	2,185,344	$0.46
Granted	8,112,766	0.47
Issued on acquisition of Reciprocity	3,000,000	0.40
Exercised	(312,766)	0.34

Balance, August 31, 2021	12,985,344	$0.46

Information relating to share options outstanding as at August 31, 2021 is as follows:

					Weighted average
Exercise price	Options outstanding	Options exercisable	Expiry date	Weighted average grant	remaining life in
$0.40	3,000,000	3,000,000	March-16-23	719,028	1.54
$0.61	50,861	50,861	October-01-23	3,566	2.08
$0.58	34,483	34,483	March-14-24	2,793	2.54
$0.41	350,000	87,500	April-28-24	50,782	2.66
$0.48	2,000,000	2,000,000	November-25-25	709,953	4.24
$0.44	2,000,000	250,000	January-22-26	397,664	4.40
$0.50	500,000	125,000	February-24-26	146,700	4.49
$0.47	550,000	50,000	March-02-26	113,577	4.50
$0.44	1,000,000	250,000	March-16-26	257,435	4.54
$0.41	100,000	25,000	April-09-26	21,600	4.61
$0.47	1,100,000	150,000	April-28-26	138,651	4.66
$0.51	2,300,000	1,533,333	July-05-26	714,847	4.85

Total	12,985,344	7,556,177		$ 3,276,596	3.77

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

14.  SHARE BASED PAYMENTS (continued)

a) Options (continued)

On October 2, 2020, the Company completed a reverse take-over transaction (Note 20) and issued 223,275 replacement options for GameSquare (formerly Magnolia Columbia Ltd.) options outstanding immediately prior to the transaction. The fair market value of the options of $16,030 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.187 based on the fair value allocated to the shares in the concurrent private placement financing completed on October 2, 2020, risk free rate of 0.25%, expected volatility of 100%, based on the historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

On October 13, 2020, 137,931 options with a weighted average exercise price of $0.61 expired, unexercised.

On November 25, 2020, the Company granted 2,000,000 options directors, officers and consultants of the Company. The options vested immediately, have an exercise price of $0.48 and expire on November 25, 2025. The fair market value of the options of $709,953 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.48 based on the closing price of the Company's shares on November 24, 2020, risk free rate of 0.45%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%.

On January 22, 2021, the Company granted 2,000,000 options to the Chief Executive Officer of the Company. The options vest in equal quarterly instalments over a two-year period. Each option is exercisable at a price of $0.44 per common share and expire January 22, 2026. The fair market value of the options of $642,091 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.44 based on the closing price of the Company's shares on January 21, 2021, risk free rate of 0.45%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $397,664 in share-based compensation related to the vesting of these options.

On February 24, 2021, the Company granted 500,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.50 per common share and expire February 19, 2026. The fair market value of the options of $183,163 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.50 based on the closing price of the Company's shares on February 23, 2021, risk free rate of 0.73%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $146,700 in share-based compensation related to the vesting of these options.

On March 2, 2021, the Company granted 550,000 options to consultants of the Company. 50,000 of the options vest immediately and 500,000 vest in quarterly installments over two years. Each option is exercisable at a price of $0.47 per common share and expire March 2, 2026. The fair market value of the options of $191,727 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.47 based on the closing price of the Company's shares on March 1, 2021, risk free rate of 0.78%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $113,577 in share-based compensation related to the vesting of these options.

On March 16, 2021, the Company completed the acquisition of Reciprocity (Note 4(b)) and issued 3,000,000 replacement options for Reciprocity options outstanding immediately prior to the transaction. The options are exercisable for one common share of the Company at an exercise price of $0.40 per common share for period of two years from the date of grant. The fair market value of the options of $719,028 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.44 based on the closing price of the Company's shares on March 15, 2021, risk free rate of 0.31%, expected volatility of 100%, based on the historical volatility of comparable companies, an estimated life of 2 years and an expected dividend yield of 0%.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

14.  SHARE BASED PAYMENTS (continued)

a) Options (continued)

On March 16, 2021, the Company granted 1,000,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.44 per common share and expire March 16, 2026. The fair market value of the options of $326,944 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.44 based on the closing price of the Company's shares on March 15, 2021, risk free rate of 1.03%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $257,434 in share-based compensation related to the vesting of these options.

On March 18, 2021, the Company granted 212,766 options to consultants of the Company. The options vest immediately. Each option is exercisable at a price of $0.47 per common share and expire March 18, 2026. The fair market value of the options of $72,463 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.46 based on the closing price of the Company's shares on March 16, 2021, risk free rate of 1.01%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $72,463 in share-based compensation related to the vesting of these options.

On April 9, 2021, the Company granted 100,000 options to consultants of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.43 per common share and expire April 8, 2026. The fair market value of the options of $31,940 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.43 based on the closing price of the Company's shares on April 8, 2021, risk free rate of 0.95%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $21,600 in share-based compensation related to the vesting of these options.

On April 28, 2021, the Company granted 1,100,000 options to consultants of the Company. 1,000,000 of the options vest in quarterly installments over two years and 100,000 vest in quarterly installments over one year. Each option is exercisable at a price of $0.47 per common share and expire April 28, 2026. The fair market value of the options of $317,341 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.40 based on the closing price of the Company's shares on April 27, 2021, risk free rate of 0.93%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $138,651 in share-based compensation related to the vesting of these options.

On April 28, 2021, the Company granted 350,000 options to a consultant of the Company. The options vest in quarterly installments over one year. Each option is exercisable at a price of $0.47 per common share and expire April 28, 2026. The fair market value of the options of $81,904 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.40 based on the closing price of the Company's shares on April 27, 2021, risk free rate of 0.48%, expected volatility of 100%, an estimated life of 3 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $50,783 in share-based compensation related to the vesting of these options.

On July 5, 2021, the Company granted 2,300,000 options to a consultant of the Company. Half of the of the options vested immediately and half of the options vest in equal monthly tranches over a six month period commencing July 30, 2021. Each option is exercisable at a price of $0.51 per common share and expire July 5, 2026. The fair market value of the options of $871,606 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of $0.51 based on the closing price of the Company's shares on July 5, 2021, risk free rate of 0.99%, expected volatility of 100%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the nine months ended August 31, 2021, the Company expensed $714,847 in share-based compensation related to the vesting of these options.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

14.  SHARE BASED PAYMENTS (continued)

b) Restricted share units ("RSU")

On June 4, 2021, the Company adopted a restricted share unit ("RSU") plan (the "RSU Plan"). The Plan provides for the grant of RSUs to employees, officers or directors of the Company and allows the Company the ability to issue on common share from treasury for each RSU held on the vesting date as determined by the board on the date of grant. The aggregate number of shares that may be issuable pursuant to RSUs granted under the Company's RSU Plan together with the Option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The number of shares to be reserved for issue under the RSU Plan together with shares reserved for issuance under the Option Plan to any one person within a twelve-month period may not exceed 5% of the number of shares issued and outstanding.

On June 4, 2021, the Company granted 2,000,000 RSUs to the Company's Chief Executive Officer. 1,000,000 of the RSUs vest immediately and 1,000,000 of the RSUs vest 12 months following the date of grant. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended August 31, 2021, the Company recognized an expense of $471,836. On July 6, 2021, 1,000,000 of the RSUs were exercised for 1, 000,000 common shares of the Company.

On July 26, 2021, the Company granted 1,575,000 RSUs to key management of Complexity. Half of the RSUs vest on June 30, 2022 and half vest on June 30, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the nine months ended August 31, 2021, the Company recognized an expense of $48,939.

As at August 31, 2021, 2,575,000 RSUs were outstanding, unvested.

15. WARRANTS

The following is a summary of warrants outstanding at August 31, 2021 and November 30, 2020 and changes during the periods then ended.

		Weighted average	Grant date fair
	Number of warrants	exercise prices	value
Balance as of December 1, 2019	-	$-	$-
Private placements	12,632,900	0.40	800,821
Broker warrants issued	420,000	0.40	26,640
Balance, November 30, 2020	13,052,900	$0.40	$827,461
Private placements	30,790,738	0.60	4,681,579
Broker warrants issued	2,823,203	0.49	591,093
Balance, August 31, 2021	46,666,841	$0.54	$6,100,133

In connection with the private placement on October 2, 2020 (Note 13(b)), 12,032,900 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until October 2, 2022. The fair value of the warrants of $762,766, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.25% and an expected life of 2 years. In addition, the Company issued 420,000 broker warrants in connection with the financing. The fair value of the broker warrants of $26,640 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the private placement on November 17, 2020 (Note 13(b)), 600,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 until November 17, 2022. The fair value of the warrants of $38,055, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.187, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.27% and an expected life of 2 years.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

15. WARRANTS (continued)

In connection with the private placement on February 19, 2021 (Note 13(b)), 1,190,738 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until February 19, 2024. The fair value of the warrants of $199,754, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.34, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.30% and an expected life of 3 years. In addition, the Company issued 166,703 broker warrants in connection with the financing. The fair value of the broker warrants of $27,966 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on March 4, 2021 (Note 13(b)), 8,350,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until March 4, 2024. The fair value of the warrants of $1,503,421, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.42, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.48% and an expected life of 3 years. In addition, the Company issued 1,169,000 broker warrants in connection with the financing. The fair value of the broker warrants of $196,509 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

In connection with the bought deal private placement on July 22, 2021 (Note 13(b)), 21,250,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.60 until July 22, 2023. The fair value of the warrants of $2,978,404, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of $0.40, expected dividend yield of 0%, expected volatility of 100%, based on the historical volatility of comparable companies, a risk-free interest rate of 0.45% and an expected life of 2 years. In addition, the Company issued 1,487,500 broker warrants with exercise prices of $0.40 in connection with the financing. The fair value of the broker warrants of $366,726 was estimated using the Black-Scholes option pricing model with the same weighted average assumptions.

At August 31, 2021, outstanding warrants to acquire common shares of the Company were as follows:

			Weighted average
Exercise price	Number of warrants	Expiry date	remaining life in years
$0.40	12,452,900	October-02-22	1.09
$0.40	600,000	November-17-22	1.21
$0.60	1,357,441	February-19-24	2.47
$0.60	9,519,000	March-04-24	2.51
$0.60	21,250,000	July-22-23	1.89
$0.40	1,487,500	July-22-24	2.89

Total	46,666,841		1.84

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

16. NON-CONTROLLING INTEREST

On March 16, 2021, the Company acquired all the issued and outstanding common shares of Reciprocity (see Note 4(b)) which holds a 40% interest in Biblos.

The following summarizes the changes in non-controlling interest in Biblos for the nine months ended August 31, 2021:

Balance, December 1, 2020	$-
Non-controlling interest acquired on acquisition of Reciprocity	42,014
Share of profit for the period	37,504

Balance, August 31, 2021	$79,518

The following summarizes the information relating to Biblos and related non-controlling interest, before any intercompany eliminations:

NCI percentage	60%

Current assets	$291,373
Non-current assets	812
Current liabilities	(347,066)
Translation adjustment	187,410
Net Assets	132,529

Carrying amount of NCI	$79,518

Profit for the period	$62,507
Profit allocated to NCI	37,504

Cash flows from operating activities	$5,001
Effect of foreign exchange	2,452

Net change in cash	$7,453

17.  RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
Short term employee benefits	$342,952	$(48,563)	$983,714	$45,000
Share-based payments	631,676	-	965,647	-
Short term employee benefits	$974,628	$(48,563)	$1,949,361	$45,000

During the nine months ended August 31, 2021, the Company granted 2,000,000 options to the Chief Executive Officer and 500,000 options to an officer of the Company and recorded $493,811 in share-based compensation related to the vesting of these options (see Note 14(a)). In addition, the Company granted 2,000,000 RSUs to the Chief Executive Officer and recorded $471,836 in share-based compensation related to the vesting of these RSUs (see Note 14(b)).

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

17.  RELATED PARTY TRANSACTIONS (continued)

Other related party transactions:

During the nine months ended August 31, 2021, the Company paid $nil for accounting fees to a company jointly controlled by the former CFO (nine months ended August 31, 2020 - $45,000).

Included in accounts payable and accrued liabilities at August 31, 2021 is $272,000 (November 30, 2020 - $255,807) owed to related parties. This amount is due on demand, unsecured, and non-interest bearing.

See Note 18.

18.  CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $2,302,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $1,412,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in these consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

Novel Coronavirus

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

Government Assistance Loans

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account ("CEBA") loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $20,000 increasing the loan to $60,000. The loan is interest free until December 31, 2022 and matures on December 31, 2025. If $40,000 loan is repaid by December 31, 2022, the remaining $20,000 will be forgiven. If the loan is not repaid by December 31, 2022, interest at 5% will be charged per annum commencing on January 1, 2023 until maturity on December 31, 2025. The loan is unsecured.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

18.  CONTINGENCIES AND COMMITMENTS (continued)

Government Assistance Loans (continued)

On June 30, 2021, the Company acquired Complexity (see Note 4(c)). Complexity had a Paycheck Protection Program ("PPP") loan from J.P. Morgan in the amount of $630,151 (USD$501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the consolidated statements of loss.

19.  REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company's internal reporting to the Chief Operating Decision Maker ("CODM"). The CODM has been determined to be the Company's managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company's results as it reflects the Company's underlying performance for the period under evaluation.

The CODM's primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having two operating segments under IFRS 8.

Three months ended August 31, 2021

	Europe	North America	Total
Revenue channel	$	$	$
Teams	-	254,066	254,066
Cost of sales	-	157,221	157,221
Gross profit	-	96,845	96,845

Agency services	1,438,472	772,368	2,210,840
Cost of sales	960,088	660,560	1,620,648
Gross profit	478,384	111,808	590,192

Nine months ended August 31, 2021

	Europe	North America	Total
Revenue channel	$	$	$
Teams	-	340,952	340,952
Cost of sales	-	157,221	157,221
Gross profit	-	183,731	183,731

Agency services	3,489,626	786,399	4,276,025
Cost of sales	2,721,858	660,560	3,382,418
Gross profit	767,768	125,839	893,607

Non-current assets	4,281,237	30,263,938	34,545,175

Substantially all of the Company's revenues are recognized as services are rendered throughout the term of the contract for the three and nine months ended August 31, 2021.

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

19.  REVENUE AND SEGMENTED INFORMATION

In each respective period, revenues from customers that amounted to more than 10% of the Company's revenues accounted for the following percentage of the Company's total revenues and amounts receivable, as follows:

Three months ended August 31, 2021				Nine months ended August 31, 2021
	$ of revenues	% of revenues for	$ of revenues	% of revenues for	% of amounts
	for the period	the period	for the period	the period	receivable at period end
Customer 1	25,158	1%	521,465	11%	0%

20.  REVERSE TAKEOVER TRANSACTION

On October 2, 2020 the Company completed a reverse takeover transaction ("RTO Transaction"). The RTO Transaction was structured as a three-cornered amalgamation, pursuant to which 2631443 Ontario Inc. ("Subco"), a wholly-owned subsidiary of the Company, and GameSquare Inc. amalgamated (the "Amalgamation") to form a newly amalgamated company ("GameSquare (Ontario)"). Prior to the completion of the Amalgamation, the existing common shares in the capital of the Company (the "GameSquare Shares") were consolidated on a 5.8 to 1 basis resulting in 9,996,011 GameSquare Shares outstanding post consolidation. Pursuant to the Amalgamation, former holders of common shares of GameSquare Inc. (the "Target Shares") received one post-consolidation share of the Company for each Target Share held and GameSquare (Ontario) became a wholly-owned subsidiary of the Company.

Immediately following the completion of the Amalgamation, the Company was the parent and the sole shareholder of GameSquare (Ontario). On December 1, 2020, the Company completed the amalgamation of GameSquare (Ontario) and GameSquare. The amalgamated company will carry on the business of GameSquare Inc. under the name "Gamesquare Esports Inc."

The Common Shares were delisted from the TSX Venture Exchange ("TSX-V") effective September 30, 2020 and commenced trading on the Canadian Securities Exchange ("CSE") on Tuesday, October 13, 2020 under the symbol "GSQ".

Pursuant to the RTO Transaction, the fiscal year-end of the Company was changed to November 30, 2020, being the fiscal year end of Gamesquare Inc.

The transaction is assumed to constitute an asset acquisition as GameSquare (formerly Magnolia Columbia Ltd.) did not meet the definition of a business. The assets acquired and liabilities assumed were recorded at their estimated fair values, which are based on management's estimates.

Purchase price consideration paid:

Estimated fair value of shares issued (i)	$1,865,356
Estimated fair value of options issued (ii)	16,030
$1,881,386

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended August 31, 2021 and 2020 (Unaudited)
(Amounts in Canadian dollars)

20.  REVERSE TAKEOVER TRANSACTION (continued)

Net assets acquired (GameSquare at October 2, 2020):

Cash	$226,213
Trade receivables	37,492
Amounts receivable	181,606
Prepaids	77,320
Reclamation deposits	336,710
Other investments	62,635
Accounts payable and accruals	(342,520)
Loan	(40,000)
Reclamation provision	(317,625)
Common shares to be issued	(157,985)

63,846

Excess of purchase price over fair value of assets acquired (expensed)	1,817,540

$1,881,386

(ii) The estimated fair value of the shares issued was based on the financing price as completed by GameSquare on October 2, 2020 at $0.25 per unit (allocated 18.7 cents to the common shares and 6.3 cents to the warrants) and considering the exchange ratio of 5.8 to 1.

(iii) The estimated fair value of 223,275 options issued with a weighted average exercise price of $0.60 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free rate of 0.25%, expected volatility of 100%, based on historical volatility of comparable companies, and an estimated life of 3.07 years and an expected dividend yield of 0%.

21.  SUBSEQUENT EVENTS

On September 20, 2021, the Company announced that TimTheTatman, an esports personality, had joined Complexity. Pursuant to a talent agreement signed between TimTheTatman and Complexity, the Company issued 5 million options and 2.7 million RSUs to TimTheTatman which vest over the three-year term of the agreement.

On September 27, 2021, 480,000 warrants with an exercise price of $0.40 were exercised.